File No. 70-9911

United States

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 2

to

Form U-1

Application/Declaration

Under the

Public Utility Holding Company Act of 1935

AGL Resources Inc. 817 West Peachtree Street, N.W. Atlanta, Georgia 30308	Virginia Natural Gas, Inc. 5100 East Virginia Beach Blvd Norfolk, Virginia 23502

(Names of companies filing this statement

and addresses of principal executive offices)

AGL Resources Inc.

(Name of top registered holding company)

Richard T. O'Brien	Henry P. Linginfelter
Senior Vice President and Chief	President
Financial Officer	Virginia Natural Gas, Inc.
AGL Resources Inc.	5100 East Virginia Beach Blvd
817 West Peachtree Street, N.W.	Norfolk, Virginia 23502
Atlanta, Georgia 30308	Telephone: (757) 466-5502
Telephone: (404) 584-3410	Facsimile: (757) 466-5562
Facsimile: (404) 584-3419

(Names and addresses of agents for service)

The Commission is also requested to send copies

of any communication in connection with this matter to:

Markian M. W. Melnyk

LeBoeuf, Lamb, Greene & MacRae, L.L.P.

1875 Connecticut Ave., N.W.

Washington, D.C. 20009-5728

Telephone: (202) 986-8000

Facsimile: (202) 986-8102

 This pre-effective Amendment No. 2 revises the Form U-1 Application - Declaration in this proceeding originally filed in File No. 70-9911 on July 16, 2001 and amended in Amendment No. 1 filed on November 9, 2001.

Item 1. Description of the Proposed Transaction

Item 2. Fees, Commissions and Expenses

AGLR has incurred expenses for certain services in connection with the preparation of this filing estimated as follows:

Services of AGL Services Company in connection with the preparation of the Application-Declaration	$4,000
Services of LeBoeuf, Lamb, Greene & MacRae, L.L.P.	$8,000
Total	$12,000

AGL Services Company is a wholly owned subsidiary of AGLR and has performed certain services at cost as set forth above.

Item 6. Exhibits and Financial Statements

Exhibits

A-1 Articles of Incorporation of VNG incorporated by reference to Exhibit B-18(a) of SEC File No. 001-08489, filed April 27, 2000.

A-2 By-Laws of VNG incorporated by reference to Exhibit B-18(b) of Form U5B filed by Dominion Resources Inc., SEC File No. 001-08489, filed April 27, 2000.

C-1 Order of the Virginia State Corporation Commission dated September 25, 2000.

C-2 Order of the Virginia State Corporation Commission dated August 29, 2001.

E-1 Opinion of Counsel (filed herewith).

E-2 Past tense opinion of counsel (to be filed by amendment).

I-1 Form of Notice.

Financial Statements

FS-1 AGL Resources Corporate and Consolidated Financial Statements as of and for the year ended September 30, 2000 and the quarters ended December 31, 2000, March 31, 2001 and June 30, 2001 incorporated by reference to SEC File Number 001-14174, filed on December 18, 2000 on Form 10-K405 and Forms 10-Q filed on February 9, 2001, May 4, 2001 and August 8, 2001.

FS-2 VNG Financial Statements as of and for the year ended September 30, 2000 and as of and for the six months ended March 31, 2001.

FS-3 Pro Forma Financial Statements of VNG showing the effect of the proposed recapitalization.

FS-4 VNG Financial Statements as of and for the year ended September 30, 2001.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: December 28, 2001	/s/ Richard T. O'Brien
Richard T. O'Brien
Senior Vice President and Chief
Financial Officer
AGL Resources Inc.

Date: December 28, 2001	/s/ Henry P. Linginfelter
Henry P. Linginfelter
President
Virginia Natural Gas, Inc.

Exhibit Index

Exhibits

E-1 Opinion of Counsel.

FS-4 VNG Financial Statements as of and for the year ended September 30, 2001.